(EXHIBIT 15)

The Board of Directors and Shareholders of

The McGraw-Hill Companies, Inc.

We are aware of the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Standard & Poor’s Savings Incentive Plan for Represented Employees, and the Standard & Poor’s Employee Retirement Account Plan for Represented Employees of our report dated April 26, 2005 relating to the unaudited consolidated interim financial statements of The McGraw-Hill Companies, Inc. that are included in its Form 10-Q for the quarter ended March 31, 2005.

/S/ ERNST & YOUNG LLP

New York, New York

July 5, 2005